

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 21, 2019

Christopher J. Paucek
Chief Executive Officer
2U, Inc.
7900 Harkins Road
Lanham, MD 20706

> **Re: 2U, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2018**
> **File No. 001-36376**

Dear Mr. Paucek :

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2018

Notes to Consolidated Financial Statements
Revenue Recognition, Accounts Receivable and Allowance for Doubtful Accounts, page 66

1. We have reviewed your response to our prior comment. In order for us to better understand your arrangements, please address the following:
    - Describe the nature of the student support services performance obligation. In this regard, tell us what services are provided by you and what services are provided by the instructors.
    - Further, describe how the relationship between the student and university is limited. Tell us how you considered interactions between the student and course instructors.
    - Provide us with a more specific and comprehensive discussion of how you create course content. Tell us if and how you make any changes to the curriculum provided by the university. In addition, further describe the nature of the essential services you have combined with the university's intellectual property.
    - Provide us with a more specific and comprehensive discussion of how you hire and manage instructors. Tell us how you have considered that these instructors appear to

        be affiliated with or employed by the university.
- Provide us with a copy of a sample contract with a student and one with a university.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Amanda Kim, Staff Accountant, at (202) 551-3241 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Paul S. Lalljie, Chief Financial Officer